NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

ALIGNVEST MANAGEMENT CORPORATION AND ALIGNVEST ACQUISITION
CORPORATION FILE PRELIMINARY PROSPECTUS FOR
INITIAL PUBLIC OFFERING OF UNITS OF
ALIGNVEST ACQUISITION CORPORATION

Toronto, Ontario – May 22, 2015 – Alignvest Management Corporation (“Alignvest”) and Alignvest Acquisition Corporation (“Alignvest Acquisition”) announce that Alignvest Acquisition has filed a preliminary prospectus with the securities regulatory authorities in all provinces and territories of Canada and has obtained a receipt therefor in respect of its initial public offering (the “Offering”) of $125,000,000 of Class A Restricted Voting Units. The proceeds from the distribution of the Class A Restricted Voting Units will be deposited into an escrow account and will only be released upon certain prescribed conditions.

Alignvest is the sponsor of Alignvest Acquisition. Alignvest is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients.

Alignvest Acquisition is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination within a specified period of time (a “Qualifying Acquisition”).

Each Class A Restricted Voting Unit has an offering price of $10.00 per Class A Restricted Voting Unit and consists of one Class A Restricted Voting Share and one-half of a warrant (“Warrant”). Following the Qualifying Acquisition, each Class A Restricted Voting Share will be automatically converted into one Class B Share and each whole Warrant will entitle the holder thereof to purchase one Class B Share of Alignvest Acquisition at an exercise price of $11.50 for a period of five years after the completion of the Qualifying Acquisition, subject to the terms and conditions described in the preliminary prospectus. Upon certain events, the Class A Restricted Voting Shares, forming part of the Class A Restricted Voting Units, will be redeemable by holders for a pro-rata portion of the escrow account, net of taxes payable and other prescribed amounts, as further described in the preliminary prospectus.

Alignvest Acquisition’s Board of Directors is comprised of:

  Timothy Hodgson, Chairman, Managing Partner of Alignvest
  Reza Satchu, President and Chief Executive Officer, Managing Partner of Alignvest
  Bonnie Brooks, Vice Chairman and former President of Hudson's Bay Company
  Vince Hemmer, former Principal at GTCR
  Adam Jiwan, former Partner at TPG-Axon Capital Management, with experience at Soros Fund Management and The Blackstone Group
  Nadir Mohamed, Vice Chairman of Alignvest and former President and Chief Executive Officer of Rogers Communications
  Andy Moysiuk, Partner of Alignvest and former Managing Partner of HOOPP Capital Partners
  Razor Suleman, Partner of Alignvest and founder and former Chief Executive Officer of Achievers
  Donald Walker, Chief Executive Officer of Magna International

Alignvest Acquisition’s Officers are:

  Reza Satchu, President and Chief Executive Officer
  Sanjil Shah, Chief Financial Officer
  Andre Mousseau, Chief Operating Officer

Alignvest, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker, (collectively, the “Founders”), intend to purchase an aggregate of 470,000 Class B Units at an offering price of $10.00 per Class B Unit (for an aggregate purchase price of $4,700,000) that will occur simultaneously with the closing of the Offering. Each Class B Unit consists of one Class B Share and one-half of a Warrant.

A preliminary prospectus containing important information relating to these securities has been filed with securities commissions or similar authorities in each of the provinces and territories of Canada. The preliminary prospectus is still subject to completion or amendment. Copies of the preliminary prospectus may be obtained from any of the underwriters. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

The Class A Restricted Units are being distributed by a syndicate being led by TD Securities Inc. and Cantor Fitzgerald & Co., and includes BMO Nesbitt Burns Inc. and CIBC World Markets Inc.

The preliminary prospectus has not yet become final for the purpose of a distribution of securities to the public. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the preliminary prospectus will be available on SEDAR at www.sedar.com.

Completion of Alignvest Acquisition's initial public offering is subject to the receipt of customary approvals, including regulatory approvals.

About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting a Qualifying Acquisition.

About Alignvest

Alignvest is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients. Alignvest was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions. Alignvest’s founding partners have committed to invest over $230 million of their personal capital into funds managed by Alignvest on a fully discretionary basis, with the capital subject to an investment period to 2024 and subject to full recyclability (including all gains) over the investment period. Alignvest is the parent company of three investment platforms: Alignvest Capital Management Inc., for its public market strategies, Alignvest Private Capital, for its direct private investments, and Alignvest Investment Management Corporation, which provides institutional quality, total portfolio management capabilities to asset owners. Alignvest is headquartered in Toronto, Ontario, with an additional office in London, UK.

Alignvest and its investment platforms have over 30 partners and employees.

Visit Alignvest Management Corporation at www.alignvest.com.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects Alignvest’s and Alignvest Acquisition’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Alignvest’s or Alignvest Acquisition’s control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, failure to complete the Offering and related transactions, and the factors discussed under “Risk Factors” in the preliminary prospectus of Alignvest Acquisition dated May 22, 2015. Neither Alignvest nor Alignvest Acquisition undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sanjil Shah
Chief Financial Officer and Partner, Alignvest Management Corporation
Chief Financial Officer, Alignvest Acquisition Corporation
(416) 360-8248 or sshah@alignvest.com